Exhibit 99.1
October 17, 2008
Corgi International Limited Announces Filing of Annual Report on Form 20-F and Receipt of Letter from Nasdaq Regarding Noncompliance with Minimum Number of Independent Board Members on Board of Directors and Audit Committee
HONG KONG—(BUSINESS WIRE)—Corgi International Limited (Nasdaq GM:CRGI) today announced that the Company’s Annual Report on Form 20-F was accepted by the Securities and Exchange Commission on October 15, 2008 and filed on October 16, 2008.
Our Independent Registered Accounting Firm, Burr, Pilger & Mayer, LLP, noted in their report with respect to our consolidated financial statements for the year ended March 31, 2008 that the Company has suffered reoccurring losses from operations, has a working capital deficiency, an accumulated deficit and negative cash flows, which raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
The Company also announced today that it received a letter on October 13, 2008 from the Staff of The Nasdaq Stock Market, LLC indicating that the Company was no longer in compliance with Nasdaq’s Marketplace Rules 4350(c)(1) and 4350(d)(2)(A). These rules require, respectively, that the Company have a majority of independent directors on the board of directors and at least three independent directors on the audit committee. Due to the resignation of John Clough from the Company’s board of directors and audit committee, effective October 6, 2008, the Company is not in compliance with these rules.
According to Nasdaq Rules 4350(c)(1) and 4350(d)(4), the Company has until April 6, 2009 to comply with these rules. If the Company does not regain compliance by this date, Nasdaq Staff will provide written notification to the Company that its securities will be delisted. At that time, the Company may appeal the delisting determination to a Listing Qualifications Panel.
As disclosed in its press releases dated June 17, 2008 and October 6, 2008, Corgi also does not meet the continued listing requirements under Nasdaq Marketplace Rule 4450(a)(5) relating to the minimum bid price of the Company’s ADSs (the “Minimum Bid Price Rule”) and Nasdaq Marketplace Rule 4450(a)(2) relating to the minimum market value of publicly held shares of the Company’s ADSs (“Minimum Market Value Rule”). The Company may be delisted by December 15, 2008 for its failure to maintain compliance with the Minimum Bid Price Rule and by December 29, 2008 for its failure to maintain compliance with the Minimum Market Value Rule.

About Corgi International
Corgi International Limited is a global Pop Culture company, which develops and markets innovative and high-quality licensed and non-licensed toys, gifts and collectables distributed via direct, specialty, hobby, collector and mass retail channels worldwide. Marketed under the brand names Master Replicas, PopCo and H2go, the Company’s line of products range from premium entertainment prop replicas and limited edition memorabilia to traditional toys and gift merchandise.
The Company holds varying licenses for many of entertainment’s highest grossing franchises including Disney Classics, Harry Potter, James Bond, Star Trek, Nintendo, Halo and The Beatles, amongst others. Corgi International Limited also has partnerships with cutting edge technology innovators around the world.
The Company is headquartered in Hong Kong, with operations in Walnut Creek, California, USA and in Watford and Leicester, UK.
“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements contained in this press release may be forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, the Company’s ability to secure immediate equity or debt financing, the Company’s delisting from the Nasdaq Global Market System, increased costs due to product liability and recalls, and other risks described in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2008. The Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.